UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Dated as of August 8, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND
     ---------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated June 30, 2003.

2. Press Release, dated July 2, 2003.

3. Press Release, dated July 10, 2003.

4. Press Release, dated July 11, 2003.

5. Press Release, dated July 18, 2003.

6. Press Release, dated July 21, 2003.

7. Press Release, dated July 22, 2003.

8. Press Release, dated July 30, 2003.

9. Press Release, dated August 4, 2003.



This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


INFORMATION REGARDING SALE OF NETIA'S SHARES
--------------------------------------------

WARSAW, Poland - June 30, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that, following the sale of Netia's shares, the subsidiaries of J.P. Morgan Chase & Co. jointly hold 25,189,761 Netia's shares, which represent 7.32% of Netia's outstanding share capital and 7.32% of the total voting power at Netia's general meeting of shareholders, as of June 27, 2003. J.P. Morgan Chase & Co. together with its subsidiaries registered 50,189,761 of Netia's shares for the purpose of Netia's ordinary shareholders' meeting held on June 12, 2003.

The following table presents current ownership of Netia's shares by each of the subsidiaries of JP Morgan Chase & Co.


-------------------------------------- --------------------------- -----------------------------------------------
                                                                      Percentage of Netia's share capital and
            Company                                                    percentage of voting power at the general
                                            Number of shares                meeting of shareholders
-------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan Securities Ltd.                  16,928,299                                4.92%
-------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan GT Corporation                   7,117,376                                 2.07%
-------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan GT Corporation                   1,144,086                                 0.33%
-------------------------------------- --------------------------- -----------------------------------------------


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                            Contact: Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


DISTRIBUTION OF TERMINATION NOTICE UNDER NETIA HOLDINGS S.A. ADR FACILITY
-------------------------------------------------------------------------

WARSAW, Poland - July 2, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that in accordance with Netia's request, The Bank of New York (the "Depositary") distributed a termination notice (the "Termination Notice") to holders of Netia's American Depositary Receipts ("ADRs") under the Deposit Agreement dated August 3, 1999, as subsequently amended, (the "Deposit Agreement"), between Netia, the Depositary and the owners and beneficial owners of ADRs issued thereunder. The Deposit Agreement will terminate in accordance with its terms and pursuant to the Termination Notice on September 29, 2003.

Pursuant to the Deposit Agreement, holders of Netia's ADR will be able to submit their ADRs to the Depositary in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders. After completion of such sales, the Depositary will distribute the net proceeds of such sales to ADR holders who did not submit their ADRs for exchange for deposited shares.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the

Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, its Current Report on Form 6-K filed with the Commission on April 8, 2003, its Current Report on Form 6-K filed with the Commission on April 24, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003, its Current Report on Form 6-K filed with the Commission on May 7, 2003 and its Current Report on Form 6-K filed with the Commission on May 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


CAPITAL INCREASE OF NETIA HOLDINGS S.A. IN CONNECTION WITH
----------------------------------------------------------
THE EXERCISE OF WARRANTS
------------------------


WARSAW, Poland - July 10, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that as of July 10, 2003, it issued 123,669 series J shares at an issue price of PLN 2.53 per share upon the exercise of 66,514 two-year subscription warrants and 57,155 three-year subscription warrants by their holders. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under code No. PLNETIA00014, the same code as all other ordinary shares of Netia.

As a result of this issuance of these shares there are currently:

(a) 32,357,707 two-year subscription warrants traded on the WSE under the ticker "NETPPO2", entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(b) 32,367,066 three-year subscription warrants traded on the WSE under the ticker "NETPPO3", entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

Following the issuance of these shares, Netia's issued and outstanding share capital equals PLN 344,168,881 and is divided into 344,168,881 shares, PLN 1 par value per share. The outstanding shares give rise to 344,168,881 votes at Netia's general meeting of shareholders. A motion for the registration of the share capital increase by the Polish court was filed on July 7, 2003. A second motion for the registration of the share capital increase by the Polish court will be filed by August 6, 2003.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

Under Polish law, Netia is required to report in Poland its share capital increase each time subscription warrants are exercised. For the purpose of U.S. reporting, Netia will announce the share capital increases, if any, in the form of a press release once a month. Current information on Netia's share capital will be updated on Netia's website at www.investor.netia.pl each time any warrants are exercised.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:   Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   -or-
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44(0)20-7936-0400
                                                   -or-
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   +1-212-889-4350



NETIA HOLDINGS S.A. CONFIRMS FINANCIAL RESULTS RELEASE DATE
-----------------------------------------------------------

WARSAW, Poland - July 11, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, confirmed today that its 2003 first half and second quarter results will be released after the close of the Warsaw Stock Exchange on Tuesday, August 12, 2003.

On Wednesday, August 13, 2003, President of the Management Board and CEO, Wojciech Madalski, and Chief Financial Officer, Zbigniew (pound)apinski, will host a conference call at 4:00 PM (CET) / 3:00 PM (GMT) / 10:00 AM (EST) to review the results. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350

NEW MANNER OF REPORTING IN POLAND THE SHARE CAPITAL INCREASES CONNECTED WITH
----------------------------------------------------------------------------
THE EXERCISE OF WARRANTS
------------------------

WARSAW, Poland. - July 18, 2003 - Netia Holdings S.A. ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that it is changing the manner of reporting Netia's share capital increases.

Share capital increases in connection with the exercise of Netia's outstanding Warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th of each month, and additionally each time in the case of an exchange of Warrants constituting 5% or more of all Warrants issued by the Company. Current information on Netia's share capital is constantly updated on Netia's website on each occasion any Warrants are exercised.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:  Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


NETIA ENGAGES IN TRANSACTION WITH AN AFFILATE
---------------------------------------------

WARSAW, Poland, July 21, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in connection with the on-going process of internal consolidation of the Netia group companies, on July 21, 2003, Netia bought from Mr. Aleksander Szwarc 20 shares, PLN 50 par value per share, of Telko Sp. z o.o. ("Telko") with its seat in Warsaw, constituting 25% of Telko's share capital and representing 12.66% of the voting powers at Telko's general meeting of shareholders. The total value of the transaction equals PLN 1,000. Netia financed the transaction from its own capital.

Following this transaction, Netia owns 80 shares of Telko constituting 100% of Telko's share capital and representing 100% of the voting power at Telko's general meeting of shareholders. Telko does not conduct any telecommunications activities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

THE TERMS OF MERGER BETWEEN NETIA AND ITS SUBSIDIARIES
------------------------------------------------------

WARSAW, Poland. - July 22, 2003 - Netia Holdings S.A. ("NETIA", "COMPANY") (WSE:
NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that as part of the ongoing process of internal consolidation of Netia subsidiaries (the "NETIA GROUP") a decision has been made, in accordance with Article 492, section 1 subsection 1 of the Commercial Companies Code ("CCC"), to merge the Company with its wholly owned subsidiaries which have their registered seats in Warsaw and which operate under the following names: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom aewidnik S.A., Netia Telekom Torun S.A., Netia Telekom W(3)oc(3)awek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pi(3)a Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o. and Telko Sp. z o.o. (the "ACQUIRED COMPANIES"). All of the above companies, except for Telekom Building Sp. z o.o. and Optimus Inwest S.A., conduct telecommunications operations.

The purpose of the internal consolidation is to simplify and make the Netia Group's capital structure more transparent. The Management Board believes that this will positively impact the Netia Group's operations and, in particular, facilitate the implementation of the five year strategic plan (see current report No. 051/2003 of May 22, 2003).

Consequently, the Company's Management Board and the Acquired Companies' Management Boards executed on July 21, 2003 an agreement implementing the following Terms of Merger.

Terms of Merger

1. The merger applies to the publicly listed company Netia Holdings Spo(3)ka Akcyjna with its registered seat in Warsaw (hereinafter "NETIA") (the acquiring company) and its single shareholder companies (the acquired companies) with their seats in Warsaw, operating under the following names:

           (i)       Netia Telekom S.A.,
           (ii)      Netia South Sp. z o.o.,
           (iii)     Netia Telekom Mazowsze S.A.,
           (iv)      Netia Telekom Warszawa S.A.,
           (v)       Netia Telekom Modlin S.A.,
           (vi)      Netia Telekom Lublin S.A.,
           (vii)     Netia Telekom Ostrowiec S.A.,
           (viii)    Netia Telekomaewidnik S.A.,
           (ix)      Netia Telekom Torun S.A.,
           (x)       Netia Telekom W(3)oc(3)awek S.A.,
           (xi)      Netia Telekom Kalisz S.A.,
           (xii)     Netia Telekom Pi(3)a Sp. z o.o.,
           (xiii)    Netia Telekom Silesia S.A.,
           (xiv)     Netia Telekom Telmedia S.A.,
           (xv)      Optimus Inwest S.A.,
           (xvi)     Netia Network S.A.,
           (xvii)    Telekom Building Sp. z o.o.,
           (xviii)   Netia 1 Sp. z o.o.,
           (xix)     Telko Sp. z o.o.,
           hereinafter jointly referred to as the  "COMPANIES".

2. The merger shall be carried out pursuant to Article 492, ss.1, subsection 1 of the Commercial Companies Code (hereinafter the "CCC") in relation to Article 515, ss.1 of the CCC through the transfer of the Companies' assets to Netia without any increase in Netia's share capital, without any share exchanges and without amending Netia's Statute.

3. As the merger shall not involve an exchange of the Companies' shares into Netia's shares, the information required under Article 499, ss.1, subsections 2
- 4 of the CCC has been omitted as unnecessary.

4. The merger shall not result in any of the rights referred to in Article 499 ss.1 subsection 5 of the CCC being granted, nor any special benefits as referred to in Article 499 ss.1 subsection 6 of the CCC.

5. Pursuant to Article 499ss.2 of the CCC, the following documents are attached as Schedules to these Terms of Merger:

a)   a draft resolution of Netia's general meeting on the merger (Schedule No.
     1);

b) draft resolutions of the Companies' General Meetings or Meetings of Shareholders on the merger (Schedule No. 2);

c) an appraisal of the Acquired Companies' assets as of June 30, 2003 (Schedule No. 3);

d) a representation containing information on Netia's accounting statement made as of June 30, 2003 (Schedule No. 4);

e) a representation containing information on the Companies' accounting statements made as of June 30, 2003 (Schedule No. 5)."

The Company's Management Board notes that the information relating to the assets of Netia and the Acquired Companies, as well as the representations containing information on Netia's and the Acquired Companies' accounting statements as referred to above, have been made exclusively for the purposes of the internal consolidation of the Netia Group, do not constitute the financial statements of the Company or the Acquired Companies. The financial statement of the Company shall be published on August 12, 2003 (see current report No. 088/2003 of July 11, 2003).

Below please find the material Schedules to the Terms of Merger concerning
Netia:

a)   a draft resolution of Netia's general meeting on the merger;

b) a representation containing information on Netia's accounting statement made as of June 30, 2003.

a)   A draft resolution of Netia's general meeting on the merger:
----------------------------------------------------------------

                                DRAFT RESOLUTION
              OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                             OF NETIA HOLDINGS S.A.

                                    ON MERGER

1. The Extraordinary General Shareholders' Meeting of Netia Holdings S.A. (hereinafter ,,Netia") hereby resolves to merge Netia with its wholly owned subsidiaries (hereinafter the ,,Companies") as listed below all of which are entered in the register of entrepreneurs kept by the District Court for the Capital City of Warsaw, Commercial Court XX Division of the National Court Register under the following numbers:

(i)        Netia Telekom S.A. - KRS 0000042425,
(ii)       Netia South Sp. z o.o. - KRS 0000029899,
(iii)      Netia Telekom Mazowsze S.A. - KRS 0000074547,
(iv)       Netia Telekom Warszawa S.A. - KRS 0000074454,
(v)        Netia Telekom Modlin S.A. - KRS 0000123204,
(vi)       Netia Telekom Lublin S.A. - KRS 0000050755,
(vii)      Netia Telekom Ostrowiec S.A. - KRS 0000087194,
(viii)     Netia Telekomaewidnik S.A. - KRS 0000126766,
(ix)       Netia Telekom Torun S.A. - KRS 0000075670,

(x)        Netia Telekom W(3)oc(3)awek S.A. - KRS 0000074061,
(xi)       Netia Telekom Kalisz S.A. - KRS 0000074123,
(xii)      Netia Telekom Pi(3)a Sp. z o.o. - KRS 0000060844,
(xiii)     Netia Telekom Silesia S.A. - KRS 0000067057,
(xiv)       Netia Telekom Telmedia S.A. - KRS 0000074352,
(xv)       Optimus Inwest S.A.  - KRS 0000077808,
(xvi)      Netia Network S.A. - KRS 000058773,
(xvii)     Telekom Building Sp. z o.o. - KRS 0000058749,
(xviii)    Netia 1 Sp. z o.o. - KRS 0000059369,
(xix)      Telko Sp. z o.o. - KRS 0000144124.

2. The merger shall be done in the manner as provided in Article 492, ss.1, subsection 1) of the Commercial Companies Code through transfer of all the Companies' assets to Netia (merger by acquisition) without any increase of Netia's share capital, in accordance with Article 515, ss.1 of the Commercial Companies Code and without amending Netia's Statute.

3. The Company's Extraordinary General Shareholders' Meeting hereby approves the Terms of Merger attached herewith.


b) A representation containing information on Netia's accounting statement made as of June 30, 2003.


ACCOUNTING STATEMENT PREPARED FOR THE PURPOSES OF THE MERGER AS OF JUNE 30, 2003, ACCORDING TO THE ARTICLE 499 PAR. 2 P.4 AND 499 PAR. 3 OF THE COMMERCIAL COMPANY CODE.


                                                                                   JUNE 30 2003 (PLN        DECEMBER 31 2002 (PLN
                                                                                           THOUSAND)                    THOUSAND)

ASSETS

                                                                                ---------------------     ------------------------
NON-CURRENT ASSETS                                                                            86,144                       94,176
                                                                                ---------------------     ------------------------


INTANGIBLE ASSETS                                                                                293                            -

FIXED ASSETS                                                                                  13,591                       13,579

INVESTMENTS                                                                                   72,260                       80,597

Long term financial assets                                                                    72,260                       80,597

     In related parties                                                                       72,260                       80,597

                                                                                ---------------------     ------------------------

CURRENT ASSETS                                                                             1,788,175                    2,101,381
                                                                                ---------------------     ------------------------

                                                                                ---------------------     ------------------------

ACCOUNTS RECEIVABLE                                                                            9,311                        6,979
                                                                                ---------------------     ------------------------

    From related parties                                                                       7,430                        1,028

    From other parties                                                                         1,881                        5,951

                                                                                ---------------------     ------------------------

INVESTMENTS                                                                                1,776,158                    2,094,280
                                                                                ---------------------     ------------------------

Short term financial assets                                                                1,775,554                    2,093,073
                                                                                ---------------------     ------------------------

     In related parties                                                                    1,654,408                    1,782,914

     In other parties                                                                         44,075                      181,684

     Cash and cash equivalents                                                                77,071                      128,475
                                                                                ---------------------     ------------------------

Other investments                                                                                604                        1,207

                                                                                ---------------------     ------------------------

                                                                                               2,706                          122
SHORT TERM PREPAID EXPENSES
                                                                                ---------------------     ------------------------

                                                                                ---------------------     ------------------------

TOTAL ASSETS                                                                               1,874,319                    2,195,557
                                                                                =====================     ========================


EQUITY AND LIABILITIES

                                                                                ---------------------     ------------------------

SHAREHOLDERS' EQUITY                                                                       1,559,666                    1,873,431
                                                                                ---------------------     ------------------------

SHARE CAPITAL                                                                                 344,163                      188,515

SHARE PREMIUM                                                                               1,529,363                    1,685,096

RESERVE FROM REVALUATION                                                                          25                           25

OTHER RESERVES                                                                                     -                    3,989,882

ACCUMULATED DEFICIT FROM PREVIOUS YEARS                                                            -                  (1,746,371)

                                                                                           (313,885)                  (2,243,716)
NET LOSS

                                                                                ---------------------     ------------------------

LIABILITIES AND PROVISIONS                                                                   314,653                      322,126
                                                                                ---------------------     ------------------------

                                                                                ---------------------     ------------------------

PROVISIONS                                                                                   127,901                       79,387
                                                                                ---------------------     ------------------------

Deferred tax provision                                                                       127,901                       79,387

                                                                                ---------------------     ------------------------

LONG TERM LIABILITIES                                                                          4,561                        3,847
                                                                                ---------------------     ------------------------

To other parties                                                                               4,561                        3,847

                                                                                ---------------------     ------------------------

SHORT TERM LIABILITIES                                                                       155,941                      212,031
                                                                                ---------------------     ------------------------

To related parties                                                                           152,325                      202,699

To other parties                                                                               3,595                        9,317

Special purpose funds                                                                             21                           15

                                                                                ---------------------     ------------------------

 SHORT TERM ACCRUALS                                                                          26,250                       26,861
                                                                                ---------------------     ------------------------

                                                                                              26,250                       26,861
Other accrued expenses

                                                                                ---------------------     ------------------------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                                 1,874,319                    2,195,557
                                                                                =====================     ========================



Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:   Anna Kuchnio (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  -or-
                                                  Mark Walter
                                                  Taylor Rafferty, London
                                                  +44(0)20-7936-0400
                                                  -or-
                                                  Abbas Qasim
                                                  Taylor Rafferty, New York
                                                  +1-212-889-4350



INFORMATION REGARDING SALE OF NETIA'S SHARES
--------------------------------------------

WARSAW, Poland - July 30, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that following the sale of Netia's shares, the subsidiaries of J.P. Morgan Chase & Co. jointly held 16,928,299 Netia shares, which represent 4.92% of Netia's outstanding share capital and 4.92% of the total voting power at Netia's general meeting of shareholders, as of July 29, 2003.


Previously, J.P. Morgan Chase & Co. and its subsidiaries jointly held 25,189,761 Netia shares, representing 7.32% of Netia's outstanding share capital and 7.32% of the total voting power at Netia's general meeting of shareholders.

The following table presents current ownership of Netia's shares by a subsidiary of JP Morgan Chase & Co.

------------------------------------------- --------------------------- -----------------------------------------------
                                                                           Percentage of Netia's share capital and
                     Company                                              percentage of voting power at the general
                                                 Number of shares                  meeting of shareholders
------------------------------------------- --------------------------- -----------------------------------------------

J.P. Morgan Securities Ltd.                       16,928,299                                4.92%
------------------------------------------- --------------------------- -----------------------------------------------


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350



CHANGE OF COMPANY'S NAME TO "NETIA S.A."
----------------------------------------

WARSAW, Poland - August 4, 2003 - Netia S.A. ("Netia," formerly Netia Holdings S.A.) (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it received a decision from the Warsaw District Court, dated August 4, 2003, registering the change of Netia's name to "Netia S.A."

A resolution with regard to change of Netia's name was adopted at Netia's General Shareholders' Meeting on June 12, 2003.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003 and its Current Report on Form 6-K filed with the Commission on June 30, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Date:  August 8, 2003



                                          NETIA S.A.



                                          By: /S/ WOJCIECH MADALSKI
                                              ----------------------------------
                                              Name: Wojciech Madalski
                                              Title: President of the Company




                                          By: /S/ ZBIGNIEW LAPINSKI
                                              ----------------------------------
                                              Name: Zbigniew Lapinski
                                              Title: Chief Financial Officer